Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

February 28, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-17-373478) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 19, 2017 to, among other things, include certain updates in connection with sub-adviser changes for Transamerica Multi-Manager Alternative Strategies Portfolio; and Transamerica International Equity Opportunities (Transamerica Multi-Manager Alternative Strategies Portfolio and Transamerica International Equity Opportunities, each a “Fund,” and together the “Funds”), and register new Class A, Class C, Class I, Class R, Class R4, Class R6, Class T1, Class T2 and Advisor Class shares of Transamerica International Equity Opportunities. The Staff’s comments were conveyed to the Registrant by telephone on January 31, 2018.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Correspondence Comments:

1.	Comment: If possible, the Staff requests that the Registrant file future registration statements marked to show changes from the applicable previous filing.

Response: The Registrant will endeavor to file future registration statements consistent with the Staff’s comment.

General Prospectus Comments:

2.	Principal Investment Strategies/Principal Risks: Please explain supplementally why the Registrant believes “Liquidity” is a principal risk factor for each of the Funds.

Response: The Registrant believes “Liquidity” risk is an appropriate principal risk for Transamerica Multi-Manager Alternative Strategies Portfolio due to the nature of the underlying funds’ investments and for Transamerica International Equity Opportunities due to the nature of its direct investments.

Transamerica International Growth (formerly, Transamerica International Equity Opportunities)

3.	Fees and Expenses – Annual Fund Operating Expenses: Please remove the footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year for the Fund. Alternatively, please supplementally explain the reason the Fund is estimating Other expenses.

Response: While the Fund is not a new fund, the Registrant notes that those share classes with the footnote in question (Class A, Class C, Class I, Class R6, Class R, Class R4, Class T1, Class T2 and Advisor Class shares) are newly registered with no operating results to date. Therefore, the Registrant believes that it is appropriate to present estimates of the “Other expenses” for these classes.

4.	Principal Investment Strategies: The Staff notes that the Fund invests in convertible securities. Accordingly, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please review the disclosure and revise as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explaining supplementally whether the Fund intends to invest or currently invests in CoCos and the current amount of investment.

Response: The Registrant confirms that the Fund does not intend to invest in contingent convertible securities.

5.	Principal Investment Strategies: As the Fund’s name includes the term “international,” please expressly describe how the Portfolio will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, a Portfolio could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Portfolio would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. The Staff notes that statements to the effect that the Fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are acceptable.

Response; The Registrant has added the requested description in response to the Staff’s comment.

6.	Principal Investment Strategies: The Staff notes that the following disclosure may be contradictory to the strategy of an international fund, as an international fund must be significantly invested in multiple countries, as well as the Fund’s 80% policy:

“The sub-adviser may invest a large percentage of the fund’s assets in issuers in a single country, a small number of countries or a particular geographic region.”

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment.

7.	Principal Investment Strategies: The Staff requests that the Registrant disclose if the Fund invests a significant percentage (but less than 25%) in an industry or group of industries, and if so, identify those industries and disclose the associated risks.

Response: The Registrant believes the current disclosure is appropriate as such significant industry or group of industries concentrations are not applicable to the Fund.

8.	Principal Investment Strategies/Principal Risks: Please add relevant corresponding disclosure to the Fund’s Principal Investment Strategies to the extent that the Fund focuses investments in certain countries, regions, sectors or industries, as well as their relevant risk factors.

Response: The Registrant believes the current disclosure is appropriate.

9.	Performance: Please confirm supplementally that each new share class does not have higher expenses than the Class I2 shares disclosed in the prospectus. If so, please revise the disclosure to indicate the new share classes that have higher expenses or sales charges, and explain that their performance will be lower than that is shown for Class I2 shares.

Response: The Registrant has made changes consistent with the Staff’s comment.

Transamerica Multi-Manager Alternative Strategies Portfolio

10.	Fees and Expenses – Annual Fund Operating Expenses: Please remove the footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year for existing funds. Alternatively, please supplementally explain the reason the Fund is estimating “Other expenses”.

Response: The Registrant has removed the footnote in question.

11.	Principal Investment Strategies: Please add disclosure to clarify how the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response: The Registrant has added SAI disclosure consistent with the Staff’s comment.

12.	Principal Investment Strategies/Principal Risks: As the Fund includes “Energy Sector” risk as a principal risk, please revise the disclosure to reflect that investing in the energy sector is a principal investment strategy of the Fund. If investing in the energy sector is not a principal investment strategy, please remove “Energy Sector” from the “Principal Risks” section.

Response: The Registrant notes that the “Energy Sector” risk is included as an indirect principal risk for the Fund resulting from the Fund’s investment in underlying funds which may invest in the energy sector through, for example, master limited partnerships which are discussed in the Principal Investment Strategies section. Therefore, the Registrant believes that the current disclosure is appropriate.

13.	Principal Investment Strategies/Principal Risks: Please consider adding disclosure regarding derivatives to the Principal Investment Strategy section of the Fund.

Response: The Registrant notes that Principal Investment Strategies section already discusses the potential direct use of futures by the Fund as well as exposure to underlying funds and strategies that employ derivatives.

14.	Principal Risks: Please consider adding “Futures” risk disclosure in the Principal Risks section of the Fund.

Response: The Registrant believes that the current “Derivatives” principal risk disclosure addresses the risks of investing in derivatives, including futures. The Registrant notes that the “More on Risks of Investing in Each Portfolio” section of the prospectus provides further risk information, within the section on derivatives, on the risks associated with futures.

15.	Principal Risks: Please consider that the Fund’s principle risk disclosure does not describe certain risks related to bank loans, including that investments in bank loans may not be considered securities and have the protections afforded by federal securities laws. Additionally, the Staff notes that the risk disclosure with respect to bank loans also does not address the potential for settlement periods greater than seven days that could prevent investors from being paid in a timely manner or that the Fund may incur losses in order to pay redemption proceeds.

Response: The Registrant believes that the current risk disclosure appropriately discloses the settlement risk associated with bank loans. The Registrant notes that the Item 9 “Loans” risk addresses the uncertain status of bank loans as securities and available protections under federal securities law.

16.	Fees and Expenses – Annual Fund Operating Expenses: Please supplementally confirm that expenses on securities sold short is included in the line item “Other expenses” for the Funds that utilize short sales as a principal investment strategy.

Response: The Registrant notes that the Funds do not engage in the short selling of securities.

17.	Performance – Average Annual Total Returns: Please provide the average annual total return information for Class R1 shares. Alternatively, if Class R1 shares is a new class, please add the appropriate disclosure to the performance section noting that it is a new class of shares and that performance will be shown after the share class has been in operation for one calendar year.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	More on Risks of Investing in the Funds: Please revise the “More on Risks of Investing in the Funds” section of the prospectus to clarify the risks that apply to each Fund.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

19.	More on Risks of Investing in the Funds: The Staff notes that “futures” are the only type of derivative investment discussed in the Funds’ principal investment strategies. Please review so that the risk disclosure only contains derivative investments that are relevant to each Fund’s investment strategy.

Response: The Registrant considers the current disclosure appropriate and notes that the Fund will be included in a combined prospectus including other funds using other types of derivatives.

20.	More on Certain Additional Risks: With respect to the disclosure in “Securities Lending” risk that “[e]ach fund . . . may lend securities to other financial institutions that provide cash or other securities as collateral,” the Staff notes that only cash and securities of the U.S. Government and its agencies, as well as irrevocable bank standby letters of credit not issued by the Fund’s bank lending agenda may be used as collateral. Please revise the “Securities Lending” risk to provide clarification.

Response: The Registrant has made revisions consistent with the Staff’s comment.

21.	Selling Shares: Please revise the disclosure under the heading “Your Request to Sell Your Shares and Receive Payment May Be Subject to:” to disclose whether an in-kind redemption would typically be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant has made revisions consistent with the Staff’s comment.

22.	Choosing a Share Class: Please revise the disclosure as required by Item 12(a)(5) of Form N-1A with respect to where information regarding sales charges and information regarding sales charge reductions and/or waivers can be found.

Response: The Registrant has made updates consistent with the Staff’s comment.

23.	Choosing a Share Class: Please confirm that all intermediaries subject to waivers and discounts are reflected in the “Choosing a Share Class” section in the prospectus or in an appendix to the prospectus, except as permitted by Item 17(d) or 23(b) of Form N-1A. The Staff notes that investors must be able to identify which sales charge waivers apply to them.

Response: The Registrant confirms that the specified information is included.

24.	Choosing a Share Class: Please consider revising disclosure for all share classes relating to front end sales loads and contingent deferred sales charges (“CDSC”) to clarify that each must be shown as a percentage of offering price and net amount invested, as required by Item 12(a)(1) and Instructions of Form N-1A.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

25.	Choosing a Share Class: Please revise the disclosure to clarify whether dividends and capital gains are subject to front end sales load.

Response: The Registrant believes the current disclosure is sufficiently clear.

26.	Choosing a Share Class: Please consider revising disclosure under the heading “Class A and Class T Sales Charge Reductions” to identify “qualified groups” that may be eligible for such sales charge reductions.

Response: The Registrant believes the current disclosure is sufficiently clear.

27.	Choosing a Share Class: Please consider revising the disclosure under the headings “Waiver of Class A and Class T Initial Sales Charges” and “Waiver of Class A, Class C and Class T Contingent Deferred Sales Charges” to specify the arrangements made to waive either an initial sales charge or continent deferred sales charge, or consider removing such disclosure.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

28.	Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information”, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder~~, other than any rights conferred explicitly by federal or state securities laws that may not be waived~~.”

Response: The Registrant believes that the disclosure is accurate.

29.	Distribution of Shares: Please consider moving the information under the heading “Distribution Plan” to the “Choosing a Sales Class” section of the prospectus with other information discussing sales loads.

Response: The Registrant believes the current location of the “Distribution Plan” section is appropriate.

30.	Appendix – Waivers and Disclosures Available from Intermediaries: Please consider revising the disclosure as follows to specify all waivers and discounts available through intermediaries:

“Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers~~, certain of which are discussed below~~.”

Response: The Registrant believes this disclosure is appropriate.

31.	Appendix – Waivers and Disclosures Available from Intermediaries: Please consider revising disclosure under the heading “Front-end load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent” to define and specify “fund family” and “any of the funds.”

Response: The Registrant believes this disclosure is appropriate.

SAI Comments

32.	Additional Information about Fundamental Investment Policies: The Staff notes that the underlying fund concentration comment noted in the prospectus should be added in this section.

Response: The Registrant has made changes consistent with the Staff’s comment.

33.	Additional Information about Fundamental Investment Policies: Please clarify that issuer classification must be reasonable.

Response: The Registrant has made changes consistent with the Staff’s comment.

34.	Additional Information about Fundamental Investment Policies: Please delete the sentence, “A type of investment will not be considered to be an industry under the policy”. The Staff is uncertain of the sentence’s meaning, and notes that every investment must be considered to be in some industry, other than permitted exclusions as noted.

Response: The Registrant has revised the sentence in question in response to the Staff’s comment.

35.	Investment Manager Compensation: Please disclose compensation of each investment adviser, including sub-advisers. The sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the fund or the primary adviser. If relying on aggregate fee disclosure relief, advisory fee information must be aggregated into three buckets based on the type of relief granted. Further, the Staff notes that sub-adviser compensation is disclosed in the sub-advisory agreements included as an exhibit to the registration statement, nevertheless, a response to Item 19 of Form N-1A is required.

Response: The Registrant has made revisions consistent with the Staff’s comment.

36.	Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each Fund’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

Please call 727-299-1311 with any questions.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution Transamerica Asset Management, Inc.